UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Notice of Exclusion of Subsidiary in Holding Company

1. Details of subsidiary	A. Company name		POSCO CNGR Nickel Solution Co., Ltd.
	B. Representative		Baek, Gye-Ju
	C. Main business		Production and sales of high purity Nickel
	A. Financial status of latest fiscal year (million KRW)	Total assets	76,029
		Total liabilities	1,497
		Total shareholders’ equity	74,532
		Capital stock	82,000
2. Shareholding ratio of subsidiary	Before exclusion	Shares held	9,840,000
		Shareholding ratio (%)	60
	After exclusion	Shares held	—
		Shareholding ratio (%)	—
3. Percentage of value of shares held to total assets	Before exclusion	Value of shares held (million KRW)	49,520
		Percentage in total assets (%)	0.1
	After exclusion	Value of shares held (million KRW)	—
		Percentage in total assets (%)	—
4. Total number of subsidiaries	Before exclusion		19
	After exclusion		18
5. Reasons for exclusion			Exclusion of subsidiary from holding company upon completion of liquidation
6. Date of exclusion			August 5, 2025
7. Date of board resolution (decision date)			July 22, 2025
8. Other matters to be factored into investment decisions

•  The afore-described ‘Shares held before exclusion under 2. ‘Shareholding ratio of subsidiary’ is 9,840,000 shares owned by POSCO Holdings that represent 60% of the total shares (16,400,000) issued.

•  The afore-described ‘Value of shares held (KRW million)’ before exclusion under 3. ‘Percentage of value of shares held to total assets’ is the equity value of 9,840,000 shares owned by POSCO Holdings as of 2024-end; the ‘Percentage in total assets (%) before exclusion’ refers to the ratio of the equity value against the total assets accounted in the separate financial statements of POSCO Holdings at the end of FY 2024.

•  The afore-described ‘6. Date of exclusion’ denotes the Date of Completion of Liquidation Registration.

•  The afore-described ‘7. Date of Board Resolution (decision date)’ denotes the date of the extraordinary shareholders’ meeting convened to finalize the decision to liquidate POSCO CNGR Nickel Solution Co., Ltd.

Related disclosure	• (February 11, 2025) Occurrence of Causes for Subsidiary’s Dissolution

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date:	August 5, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President